Exhibit 99.1

Release:	IMMEDIATE RELEASE
Contact:	Cecilia Au-Yeung
Global-Tech Advanced Innovations Inc.
Telephone: Hong Kong (852) 2814-0601
investorrelations@global-webpage.com
Web Page:	http://global-webpage.newshq.businesswire.com

GLOBAL-TECH ADVANCED INNOVATIONS ANNOUNCES COMPLETION OF MERGER

Hong Kong, March 22, 2016 — Global-Tech Advanced Innovations Inc. (NASDAQ: GAI) (the “Company”) today announced that the Company completed the merger of Timely Merit Limited with and into the Company (the “merger”) by completing the registration of the merger with the Registrar of Corporate Affairs of the British Virgin Islands. Following the completion of the merger, the Company will become a privately held company and the ordinary shares of the Company (the “Shares”) will no longer be traded on the Nasdaq Stock Market LLC (“NASDAQ”).

Under the terms of the merger agreement, each of the Shares issued and outstanding immediately prior to the effective time of the merger has been cancelled in exchange for the right to receive $8.85 in cash, without interest and net of any applicable withholding taxes, other than the Shares beneficially owned by Mr. John C.K. Sham, Wing Shing Holdings Company Limited, Ms. Shun Chi Hui, Ms. Jenny Tsai and Ms. Estee Sham and the Shares held by the Company or any of its subsidiaries (collectively, the “Excluded Shares”). The Excluded Shares have been automatically cancelled for no consideration at the effective time of the merger. The Company did not receive any notice of objection from any shareholder prior to the vote to approve the merger at the extraordinary general meeting, which is required for exercising any dissenter rights under the BVI Companies Act.

The Company has engaged American Stock Transfer & Trust Company, LLC as its paying agent to process the payment of merger consideration to its former shareholders. Shareholders of record as of the effective time of the merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. For any questions relating to the share certificate surrender and payment procedures, shareholders of record may contact American Stock Transfer & Trust Company, LLC, the Share paying agent, at +1-718-921-8317 (or toll free in the U.S. at +1-877-248-6417).

The Company also announced today that it has requested that trading of its Shares on NASDAQ be suspended. The Company requested NASDAQ to file a notification on Form 25 with the Securities and Exchange Commission (the “SEC”) to remove its Shares from listing on NASDAQ and withdraw the registration of its registered securities under section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The deregistration under section 12(b) will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company will also terminate the registration of its registered securities under section 12(g) of the Exchange Act and suspend its reporting obligations thereunder by filing a certificate and notice on Form 15. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration under section 12(g) becomes effective, which is 90 days after the filing of Form 15 or such shorter period as may be determined by the SEC.

About Global-Tech Advanced Innovations Inc.

Global-Tech Advanced Innovations Inc. is a holding company, owning subsidiaries that manufacture and market electronic components and other related products, such as complementary metal oxide semiconductor (CMOS) camera modules (CCMs). The primary focus of its subsidiaries is to develop and market high-quality products for the communications industry in China and export such products to markets in other countries throughout the world.

Safe Harbor: Forward-Looking Statement

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, among others, those concerning expected benefits and costs of the merger; management plans relating to the merger; as well as all assumptions, expectations, predictions, intentions or beliefs about future events. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

For further information, please contact:

Ms. Cecilia Au-Yeung

Global-Tech Advanced Innovations Inc.

Telephone: +852-2814-0601

Email: investorrelations@global-webpage.com